August 30, 2024

Sabrina Martucci Johnson
Principal Executive Officer and Principal Financial Officer
Dare Bioscience, Inc.
3655 Nobel Drive, Suite 260
San Diego, CA 92122

        Re: Dare Bioscience, Inc.
            Form 10-K for the fiscal year ended December 31, 2023
            Filed March 28, 2024
            File No. 001-36395
Dear Sabrina Martucci Johnson:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2023
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Research and development expenses, page 114

1. Please provide disclosures to be included in future filings to disclose the costs incurred during each period presented for each of your key research and development product candidates separately. If you do not track your research and development costs by project or program, please disclose that fact and explain why you do not maintain and evaluate research and development costs by project or program. For amounts that are not tracked by project or program, provide a break down by nature or type of research and development expenses incurred which should reconcile to total research and development expense on the Statements of Operations.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or
 August 30, 2024
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absence of action by the staff.

       Please contact Vanessa Robertson at 202-551-3649 or Kevin Vaughn at 202-551-3494
with any questions.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Life Sciences